March 15, 2006

Mr. Jim Allegretto

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Mr. Allegretto:

This letter is in response to the Commission’s comment letter dated February 23, 2006, regarding a review of Pure Cycle Corporation’s (the “Company”) Annual Report on Form 10-KSB for the year ended August 31, 2005 and the Company’s Form 10-Q for the three months ended November 30, 2005. For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response below it.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB for the Fiscal Year Ended August 31, 2005:  Financial Statements:

Balance Sheet page 28:

1.              Since you have treasury stock, the number of common shares outstanding should not equal the number of common shares issued as you have disclosed on the face of your balance sheet. Please revise the number of shares outstanding as of each balance sheet date to include shares issued less those held in treasury.

Company response:

The caption shares outstanding on the balance sheet does include shares held in treasury. As of August 31, 2005 and November 30, 2005, the Company held 73,154 shares and 88,154 shares, respectively, in treasury. Both of these amounts represent less than 1% of the total shares outstanding. Therefore, by not reducing the shares outstanding caption in the balance sheet, the result is immaterial to the financial statements. Additionally, investors could utilize the statement of changes in stockholders’ equity to reconcile these figures. The Company concurs with the Commission’s conclusion and proposes to correct this in future filings beginning with the Form 10-Q for the three months ending February 28, 2006.

8451 Delaware St., Thornton, CO 80260

Telephone (303) 292-3456 Telecopier (303) 292-3475

Statements of Cash Flows, page 31:

1.              Please tell us your basis for classifying changes in restricted cash as an operating activity as opposed to a financing activity and Sky Ranch option payments received as investing activities as opposed to operating activities. Please also explain why the contingent obligation payments made during the quarterly period ending November 30, 2005 are not reflected as financing activity outflows in your statement of cash flows for the quarterly period.

Company response:

Restricted Cash

The “restricted cash” on the Company’s balance sheet represented cash received by the Company which was to be remitted to an escrow agent pursuant to the Comprehensive Amendment Agreement No. 1 (the “CAA”). Per the CAA, the first $8.0 million of proceeds from the sale of Export Water is to be paid directly to the escrow agent by the purchaser and then distributed by the escrow agent to the CAA parties in order of priority (see CAA discussion below). In August 2005, the Company received fees from the sale of Export Water. Instead of these funds being paid directly to the escrow agent, the payors made the funds payable to Pure Cycle and sent directly to us. We deposited the checks (entry was a Debit to Cash and a Credit to Payable to Escrow Agent) and then remitted the funds to the escrow agent (entry was a Debit to Payable to Escrow Agent and a Credit to Cash). Since the receipt of the cash and the payment to the escrow agent occurred in separate accounting periods, management determined that the cash, which was being held in the Company’s operating account, should be disclosed separately due to the unique nature of the cash receipt and required payment. The cash that was received by the Company was legally “owned” by the Company at August 31, 2005 and was related to a transaction completed in the ordinary course of business (Export Water sales). Therefore, since the Company had legal ownership of the cash on hand without restriction, and its receipt related to a transaction which occurs normally in our line of business, management concluded that the cash received was accurately reflected as cash flows from operations. Consistent with the treatment of the receipt, the Company reflected the payment to the escrow agent as cash used by operating activities, which is labeled with the caption “cash released from restrictions” in the cash flow statement for the first quarter of 2006.

Not withstanding the description above, the Company believes the caption “restricted cash” may not be an appropriate caption to describe the nature of this balance. Thus, the Company proposes that, beginning with the Form 10-Q for the three months ending February 28, 2006, the captions on these transactions be changed to the following:  For all balance sheets presented beginning with the period noted above, the restricted cash caption will be renamed “Export Water revenues to be remitted to escrow agent”; and for all statements of cash flows presented beginning with the period noted above, the restricted cash and cash released from restrictions captions will be renamed “Cash received on behalf of escrow agent” and “Cash remitted to escrow agent,” respectively. The Company believes this will more clearly indicate the nature of this balance and the cash transactions.

The Company believes the classification of the cash receipt and subsequent payment were properly reflected as items related to the operations of the Company in light of these circumstances and the guidance provided in SFAS 95.

Sky Ranch option payments

The Company received the Sky Ranch option payments from the developer of Sky Ranch to reserve the right of Sky Ranch to purchase a portion of the Company’s Export Water at a date in the future. Per SFAS 95, investing activities include the acquisition and disposition of “property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the enterprise.”  Receipt of the option payments allows Sky Ranch the right to purchase certain of the Company’s water assets, which are assets used in the production of water services, in the future. Accordingly, the Company has accounted for this transaction as an investing activity.

Notes to Financial Statements:

Note 3 – Water, Water Systems and Service Agreements, page 36:

2.              You indicate on page 40 that the State Engineer began a review of your Paradise Water Supply during fiscal 2005 to determine if you are “diligently pursuing the development of the water rights.”  You further indicate that an unfavorable outcome could result in cancellation of your conditional rights which would have a material adverse effect on your financial statements. Please tell us in detail the status and latest findings of the review. If the review has been completed, tell us the outcome of the review and how the results have been considered in assessing whether an impairment of the Paradise assets exists.

Company response:

Pursuant to Colorado water law, holders of conditional water rights are required to undergo a periodic review of the status of the development of the water rights every six years. This is the fourth such review the Company’s Paradise Water Supply has undergone. Each of the first three reviews resulted in a satisfactory Finding of Reasonable Diligence, which means the Company’s conditional water rights were upheld. At the filing dates for the Company’s Form 10-KSB and its November 30, 2005 Form 10-Q, management was not aware of any items in this latest review which indicate impairment of the Paradise Water Supply.

Subsequent to the filing of the November 30, 2005 Form 10-Q, the Company has been made aware of two objectors to its conditional rights. At this time, the objectors have only requested additional information regarding the Company’s rights, intended use, and development efforts over the past six years. Neither the Company, nor the Company’s water rights attorney, is aware of the reasons for the objections. The Company expects to learn more about the basis for these objections at a status conference scheduled for May 2006.

As of the date of this letter, there is no additional information that indicates the Company’s impairment analysis conducted as of August 31, 2005 is not valid and applicable. Consistent with the Company’s policies and procedures, immediately following the status conference in May 2006, the Company will reassess the likelihood of an unfavorable outcome and determine the need for an updated impairment analysis in accordance with GAAP. The Company will include a discussion on the latest developments of the review in its Form 10-Q for the three months ending February 28, 2006.

Note 4 – Participating Interests in Export Water, page 40:

3.              Regarding participating interests in Export Water under the terms of the Comprehensive Amendment Agreement No. 1 (the “CAA”) and the Water Commercialization Agreement (the “WCA”), please provide us with the following information:

•                  Please tell us your basis in GAAP for ratably allocating 35% of proceeds from the sale of export water and your fiscal 2004 rights acquisition to principal and the remaining 65% to the contingent obligation. Please tell us why the allocation is pro rata as opposed to some other method. Please specifically indicate whether the 35% and 65% allocation percentages are specified in the CAA, the WCA, and/or other note holder agreements, and;

•                  Please tell us how you determined only 30% of proceeds received from the sale of export water during fiscal 2005 should be applied to third party obligations and the remaining 70% should be retained.

In order to facilitate our review, please provide us with the authoritative guidance you utilized and the related journal entries you recorded when accounting for the following transactions

•                  The acquisition of rights to $8.2 million of CAA obligations and the settlement agreement with LCH, Inc. Please ensure that your response clearly indicates how you calculated the $217,000 and $909,000 extinguishment charges, and:

•                  The January 2005 transaction with your former CEO, Thomas Clark.

In this regard, you may want to provide us a background description of this transaction including the underlying business purpose.

Company response:

Background

The purchase of the Company’s Rangeview Water Supply commenced with the signing of the WCA, and was finalized when the WCA was amended and renamed the CAA.

The third parties to the CAA have the right to receive a total of $31,807,732 from the eventual sale of the Company’s Export Water. For financial reporting purposes, this $31.8 million is comprised of two components:

i.               $11,090,630 – Cash proceeds received by the Company from the parties to the CAA which was reflected as a liability on the Company’s financial statements.

ii.             $20,717,102 – Contingent return to the CAA holders if the Company is able to sell Export Water.

Accounting Treatment

The $11,090,630 of cash proceeds received by the Company was recorded as a Debit to Cash and a Credit to Participating Interests in Export Water (a liability account). In accordance with SFAS 5 Accounting for Contingencies, the $20,717,102 contingent return is not reflected as a liability because the ultimate repayment of the obligation is based on the future sale of Export Water, the timing and dollar amount of which was not known at the inception of the CAA. Therefore, the contingent obligation is not reflected in the Company’s financial statements but is prominently disclosed in the notes to the financial statements and the Management’s Discussion and Analysis section.

Therefore, of the total amount potentially payable to the CAA holders, 34.87% (which is $11,090,630 divided by $31,807,732) relates to the recorded liability balance, and 65.13% (which is $20,717,102 divided by $31,807,732) relates to the contingent return to the CAA holders. Based on this accounting treatment, future payments against the total obligation are also recorded in this manner, such that 34.87% of the repayments to external CAA holders is recorded as a reduction to the Participating Interests liability account, and 65.13% is charged against Export Water revenues recognized.

Consistent with Accounting Principles Board Opinion No. 26, (“APB 26”) paragraph 20, the difference between the reacquisition price of an obligation and its carrying amount is recognized as a gain or loss in the statement of operations. Since the extinguishment of each dollar of the total obligation ($31.8 million) relates to a portion of each dollar originally received ($11.1 million), the pro rata method was deemed to be the only logical method to account for components of the obligation extinguished since it represents both a portion of the original amount received and the contingent return.

2004 Repurchases

In 2004, the Company negotiated the repurchase of certain CAA obligations payable to two unrelated CAA holders at various priority levels. The purchase of these obligations was done with both cash and stock (the stock was valued at the closing price on the date of the transaction). Since $11.1 million of the CAA obligation is a recorded liability, the reacquisitions were accounted for in accordance with APB 26, and the amounts paid in excess of the recorded liability were reflected as a loss in the statement of operations at the date of extinguishment. To account for this, the Company had to calculate the % of the Participating Interest balance that the selling parties had rights to, as follows:

Total obligations reacquired:	$8,199,333
Total potential obligation:	$31,807,732
% of total obligations the Company reacquired:	25.77	% (rounded)

Therefore, since the total potential obligation held by the selling parties was 25.77%, the total amount of the Participating Interests liability associated with these parties is also 25.77% and that is the percentage by which the Participating Interests account was reduced.

The consideration paid in excess of the $2,858,920 reduction to the Participating Interests was recorded as a net extinguishment loss during the year ended August 31, 2004, which is illustrated as follows:

Total consideration paid to selling CAA holders:	$3,076,122
Reduction of the recorded liability: (25.77% * $11,090,630) (rounded)	$2,858,920

Purchase price less recorded obligation (loss): ($3,076,122 – $2,858,920)	$217,202

Retention of 70%:

One of the parties which held a participating interest reacquired by the Company in 2004, held the rights to $5.6 million of the first $8.0 million of proceeds from the sale of Export Water. Since the Company now owns this interest, the Company retained the rights to this party’s CAA obligations in the existing priority level. Following the acquisition, the Company owns rights to a first priority $5.6 million. Therefore, of the first $8.0 million of Export Water proceeds, the Company retains 70% and other parties receive 30%. The additional $2.6 million acquired by the Company in 2004 is comprised of various lower priority participation rights.

The LCH Agreement:

Subsequent to the signing of the CAA, the Company entered into the LCH Agreement with LCH, Inc. (“LCH”). The LCH Agreement called for the Company to remit $4.0 million of proceeds from the sale of Export Water to LCH after repayment of the CAA. Consistent with the CAA, this $4.0 million contingent payment was not recorded on the Company’s balance sheet because the timing and ultimate likelihood of repayment was not probable.

Additionally, in the late 1980’s, the Company borrowed $950,000 from LCH. The notes payable to LCH were recorded as liabilities and the Company accrued interest on these notes until repayment.

In 2004, the Company and LCH agreed to a combined settlement of the $4.0 million contingent obligation and repayment of the notes payable and accrued interest. The consideration for this was paid by way of the Company’s former CEO, T. Clark, surrendering 306,279 shares of Pure Cycle common stock to LCH (which were pledged as collateral against the notes payable) for the accrued interest and contingent obligation, and the Company repaying the principal balance of the $950,000 notes.

Since T. Clark surrendered the stock on behalf of the Company, the Company recorded a payable to T. Clark, at August 31, 2004, for $2,465,555, the value of the stock he surrendered (repaid in January 2005 as noted below). The offsetting debits for this entry were to extinguish the accrued interest payable (approximately $1.56 million) and a loss on extinguishment of contingent obligations account in the statement of operations (approximately $909,000).

January 2005 Transaction with T. Clark

In January 2005, in settlement of the August 31, 2004 liability of $2,465,555 described above, the Company paid T. Clark $50,555 in cash and issued him 300,000 shares.

Note 11 – Related Party Transactions, page 45

4.              We note that you receive rent from your former CEO at no cost to the Company. Please tell us how you account for the donated rent, including whether the fair value of the rent is expensed and treated as contributed capital and the reasons for your accounting. Please reference the applicable authoritative literature which supports your accounting.

Company response:

In September 2004 the Company began paying its former CEO monthly rental payments totaling $1,000 for approximately 2,000 square feet of office space (previously reported as 1,800 square feet which will be updated in future filings; the increase was due to the use of an additional office). Prior to September 2004, the Company’s verbal agreement for occupying this space was to pay all the operating expenses and utilities associated with the facilities due to the fact that the Company’s (former) CEO had leased portions of the building to other businesses. Therefore, although the Company was not specifically paying rent, it was paying operating costs for the entire building which approximated what the Company would have paid for rent and utilities for its portion of the use of the building. Therefore, there was not deemed to be any material donated rent to be accounted for. In September 2004, the Company hired a new employee and began using an additional office, so it was deemed necessary to start paying rent to the former CEO.

As a result, the occupancy cost for the space utilized by the Company has been properly reflected in our statement of operations and there is no need to reflect rent expense as a contribution of capital in accordance with Staff Accounting Bulletin 79 Accounting for Expenses or Liabilities Paid by Principal Stockholders.

Form 10-Q for the Fiscal Quarter Ended November 30, 2005:  Management’s Discussion and Analysis of Financial Condition and Results of Operations:  Notes to Financial Statements:

Note 8 – Subsequent Events, page 10:

5.              We note that you expect to record a gain on the early extinguishment of debt during the second quarter of fiscal 2006. Please tell us whether you expect to record this gain in income or as a capital transaction. See footnote 1 to paragraph 20 of APB 26. If you expect to record the gain in income, please justify your proposed treatment by citing authoritative accounting guidance that supports your position.

Company response:

The Note that was extinguished in December 2005 was payable to the estate of our former CEO. Due to the estate potentially being a related party, pursuant to APB 26, the gain related to the early extinguishment of this debt will be recorded as a capital contribution in the Company’s second quarter of fiscal 2006.

Please do not hesitate to contact me regarding the above responses.

Sincerely,

/s/ Mark W. Harding
Mark W. Harding
President and Chief Financial Officer

Cc:	Wanda Abel, Davis Graham & Stubbs LLP
Gregory Anton, Anton Collins Mitchell LLP
Ted Harms, KPMG, LLP